UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Pop Starz Records, Inc.
                             -----------------------
                                (Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                   73282P 10 0
                                   -----------
                                 (CUSIP Number)

                                 Michelle Tucker
                               5030 Champion Blvd.
                                      # 227
                              Boca Raton, FL. 33496
                              ---------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 11, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73282P 10 0                 13D                                 Page 2
________________________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Tucker Family Spendthrift Trust         65-6369368
        Blue-Lake Capital Corp.                 65-0703836
        Michelle Tucker
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Michelle  Tucker is a United  States  Citizens.
     Blue Lake Capital Corp. is a Florida Corporations.
     The Tucker Family Spendthrift Trust is a Florida Trust
________________________________________________________________________________
              7    SOLE VOTING POWER

                   Tucker Family Spendthrift Trust             337,203
                   Blue-Lake Capital Corp.                     117,114
                   Michelle Tucker                           4,801,592
              __________________________________________________________________
 NUMBER OF    8    SHARED VOTING POWER
  SHARES
BENEFICIALLY       There is no shared voting power among the reporting persons
  OWNED BY    __________________________________________________________________
   EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON           Tucker Family Spendthrift Trust             337,203
   WITH            Blue-Lake Capital Corp.                     117,114
                   Michelle Tucker                           4,801,592
              __________________________________________________________________
              10   SHARED DISPOSITIVE POWER

                   There is no shared dispositive power among the shareholders.
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Tucker Family Spendthrift Trust                  337,203
              Blue-Lake Capital Corp.                          117,114
              Michelle Tucker                                4,801,592
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Tucker Family Spendthrift Trust                     4.3%
              Blue-Lake Capital Corp.                             1.5%
              Michelle Tucker                                    60.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

              Tucker Family Spendthrift Trust                       OO
              Blue-Lake Capital Corp.                               CO
              Michelle Tucker                                       IN
________________________________________________________________________________

CUSIP No. 73282P 10 0                 13D                                 Page 3
________________________________________________________________________________

Item 1.  Security and Issuer.

         Common Stock
         Pop Starz Records, Inc.
         1000 West Ave. PH 19 Miami Beach FL. 33139

Item 2.  Identity and Background.

    1.   (a)  Tucker Family Spendthrift Trust
         (b)  5030 Champion Blvd. # 227 Boca Raton, FL 33496
         (c)  Family Trust
         (d)  No
         (e)  No
         (f)  A Florida Trust

    2.   (a)  Blue Lake Capital Corp.
         (b)  5030 Champion Blvd. # 227 Boca Raton, FL 33496
         (c)  Investment and consulting services
         (d)  No
         (e)  No
         (f)  A Florida corporation

    3.   (a)  Michelle Tucker
         (b)  5030 Champion Blvd. # 227 Boca Raton, FL 33496
         (c) Affiliate of Issuer, President of Blue Lake Capital Corp and Pop Starz, Inc. which is involved in Hip Hop dance & talent development programs
         (d)  No
         (e)  No
         (f)  United States citizen

Item 3.  Source and Amount of Funds or Other Consideration.

         Personal Funds

Item 4.  Purpose of Transaction.

         (j)  Issuer became a reporting company as of June 11, 2007

Item 5.  Interest in Securities of the Issuer.

         As to Tucker Family Spendthrift Trust

         (a)  Number and Percentage of Shares of Common Stock Beneficially
              Owned:

              337,203 shares
              4.3%

         (b)  Sole Power to Vote or to Direct the Vote
         (c)  None
         (d)  Not Applicable
         (e)  Not Applicable

         As to Blue Lake Capital Corp.

         (a)  Number and Percentage of Shares of Common Stock Beneficially
              Owned:

              117,114 Shares
              1.5%%

         (b)  Sole Power to Vote or to Direct the Vote
         (c)  None
         (d)  Not Applicable
         (e)  Not Applicable

CUSIP No. 73282P 10 0                 13D                                 Page 4
________________________________________________________________________________

         As to Michelle Tucker

         (a)  Number and Percentage of Shares of Common Stock Beneficially
              Owned:

              4,801,592 shares
              60.7%

         (b)  Sole Power to Vote or to Direct the Vote
         (c)  2006 Stock Award of $300
         (d)  Not Applicable
         (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     July 13, 2007
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Michelle Tucker
                                        ----------------------------------------
                                        Michelle Tucker, as Trustee
                                        Tucker Family Spendthrift Trust